Project Grill, LLC
c/o Patina Restaurant Group, LLC
120 West 45th Street
New York, New York 10036

        April 27, 2007

Mr. Alan N. Stillman
c/o The Smith & Wollensky Restaurant Group, Inc.
880 Third Avenue
New York New York 10022

Dear Alan:

        Reference is made to the letter agreement between you and Patina Restaurant Group, LLC (“Patina”) dated February 26, 2007 (the “Letter Agreement”) relating to Patina’s proposed acquisition of 100% of the equity interests in The Smith and Wollensky Restaurant Group, Inc. (“SWRG”).

        Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Letter Agreement.

        Patina has agreed to assign to Project Grill, LLC (“Grill”) all of Patina’s right, title and interest in, to and under the Merger Agreement and the Letter Agreement and Grill has agreed to assume all of Patina’s obligations thereunder (the “Assignment and Assumption Agreement”). A copy of the proposed form of the Assignment and Assumption Agreement has been provided to you. We ask that you evidence your consent to the Assignment and Assumption Agreement by signing the enclosed copy of this letter and returning the same to me.

        As you know, Grill, in its capacity as successor to Patina, is proposing to amend the Merger Agreement to provide, among other things, for an increase in the Merger Consideration payable under the Merger Agreement from $9.25 a share to $11.00 a share. In the event that the Merger Consideration is so increased, we have agreed that Section 2 of the Letter Agreement shall be deemed to be amended to read in its entirety as follows:

        “Section 2 Payment. At the Closing, as partial consideration for the Transferred Assets, you or your designees shall make a payment to SWRG of $6,850,000, which payment may be made at your option (a) in cash, (b) in shares of common stock of SWRG valued at $11.00 a share, or (c) a combination of (a) and (b).”

        If the above accurately reflects our understanding with respect to the subject matter thereof, please sign the enclosed copy of this letter and return the same to the undersigned.

Sincerely yours, Project Grill, LLC By: /s/ Fortunato N. Valenti Fortunato N. Valenti, Member
Agreed: /s/ Alan N. Stillman Alan N. Stillman